PLATINUM UNDERWRITERS HOLDINGS, LTD.
The Belvedere Building
69 Pitts Bay Road
Pembroke, Bermuda HM 08

July 5, 2007

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 10-K for fiscal year ended December 31, 2006
File Number: 001-31341

Dear Mr. Rosenberg:

     On behalf of Platinum Underwriters Holdings, Ltd., please accept this letter as our request for an extension in regard to our responses to your comment letter dated June 26, 2007. We are unable to complete our responses within the ten business day deadline and are requesting additional time with an anticipated filing date of no later than August 10, 2007. We will make every effort to provide our responses to you as soon as possible.

     I trust that this proposed timing will be acceptable. If you have any questions or find our proposed timing to be unacceptable, please contact me at (441) 298-0750 as soon as possible.

Very truly yours,

/s/ James A. Krantz James A. Krantz Executive Vice President and Chief Financial Officer